January 15, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 4720

RE:	Omnimmune Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarterly Periods Ended March 31, June 30, and September 30, 2009
File No. 333-145507

Dear Sir or Madam:

We are in receipt of your comment letter dated December 23, 2009.  We intend to file our response to such letter and the necessary amendments to our above-referenced periodic filings via EDGAR on or before January 23, 2010.

If you have any questions regarding this time line, please do not hesitate to contact me at (713) 622-8400.  We appreciate your understanding in this matter.

Kind regards,

/s/ Harris A. Lichtenstein

Harris A. Lichtenstein, Ph.D.
Chief Executive Officer